SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 1)

                             World Color Press Inc.
                           (F/K/A Quebecor World Inc.)
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    748203106
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 23 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748203106                13G/A                   Page 2 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centerbridge Credit Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,268,079 shares of Common Shares
OWNED BY
                    496,683 shares of Class A Convertible Preferred Shares,
EACH                convertible into 496,683 shares of Common Shares (see
                    Item 4)
REPORTING      ______________________________________________________________

PERSON WITH    (7)  SOLE DISPOSITIVE POWER
                                                -0-
              ______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                    2,268,079 shares of Common Shares

                    496,683 shares of Class A Convertible Preferred Shares, convertible into 496,683 shares of Common Shares (see
                    Item 4)

-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,079 shares of Common Shares

             496,683 shares of Class A Convertible Preferred Shares, convertible into 496,683 shares of Common Shares (see
             Item 4)

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               3.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 3 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                          Centerbridge Credit Partners General Partner, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,268,079 shares of Common Shares
OWNED BY
                    496,683 shares of Class A Convertible Preferred Shares,
EACH                convertible into 496,683 shares of Common Shares
               ______________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                                    -0-
               ______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                    2,268,079 shares of Common Shares

                    496,683 shares of Class A Convertible Preferred Shares, convertible into 496,683 shares of Common Shares

-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,268,079 shares of Common Shares

             496,683 shares of Class A Convertible Preferred Shares, convertible into 496,683 shares of Common Shares

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                        3.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                        00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 4 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Centerbridge Credit Partners Master, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                       -0-
SHARES        ______________________________________________________________

BENEFICIALLY  (6)  SHARED VOTING POWER
                   3,756,847 shares of Common Shares
OWNED BY
                   821,828 shares of Class A Convertible Preferred Shares,
EACH               convertible into 821,828 shares of Common Shares
              _____________________________________________________________
REPORTING
              (7)  SOLE DISPOSITIVE POWER
PERSON WITH                                            -0-
              ______________________________________________________________

              (8)  SHARED DISPOSITIVE POWER
                   3,756,847 shares of Common Shares

                   821,828 shares of Class A Convertible Preferred Shares, convertible into 821,828 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             3,756,847 shares of Common Shares

             821,828 shares of Class A Convertible Preferred Shares, convertible into 821,828 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                       6.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                       PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 5 of 23 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                Centerbridge Credit Partners Offshore General Partner, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                        -0-
SHARES        ______________________________________________________________

BENEFICIALLY  (6)  SHARED VOTING POWER
                   3,756,847 shares of Common Shares
OWNED BY
                   821,828 shares of Series A Convertible Preferred Shares,
EACH               convertible into 821,828 shares of Common Shares
              ___________________________________________________________
REPORTING
              (7)  SOLE DISPOSITIVE POWER
PERSON WITH                                              -0-
              ______________________________________________________________

              (8)  SHARED DISPOSITIVE POWER
                   3,756,847 shares of Common Shares

                   821,828 shares of Series A Convertible Preferred Shares, convertible into 821,828 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             3,756,847 shares of Common Shares

             821,828 shares of Series A Convertible Preferred Shares, convertible into 821,828 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                          6.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 6 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
               Centerbridge Capital Partners Strategic Debt Acquisition, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,275 shares of Common Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,275 shares of Common Shares

-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             10,275 shares of Common Shares

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                          Less than .1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 7 of 23 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                         Centerbridge Capital Partners Debt Acquisition, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    289,374 shares of Common Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    289,374 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             289,374 shares of Common Shares

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                          0.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 8 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     Centerbridge Capital Partners SBS, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    521 shares of Common Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    521 shares of Common Shares

-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             521 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                          less than .1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 9 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Centerbridge Associates, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300,170 shares of Common Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300,170 shares of Common Shares

-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             300,170 shares of Common Shares

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                          0.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 10 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Centerbridge GP Investors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300,170 shares of Common Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300,170 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             300,170 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                            0.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                          00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 11 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Mark T. Gallogly
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    6,325,096 shares of Common Shares
OWNED BY
                    1,318,511 shares of Series A Convertible Preferred Shares,
EACH                convertible into 1,318,511 shares of Common Shares
               ___________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                                                -0-
               ______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                    6,325,096 shares of Common Shares

                    1,318,511 shares of Series A Convertible Preferred Shares, convertible into 1,318,511 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             6,325,096 shares of Common Shares

             1,318,511 shares of Series A Convertible Preferred Shares, convertible into 1,318,511 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                           10.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                           IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 12 of 23 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Jeffrey Aronson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                           -0-
SHARES        ______________________________________________________________

BENEFICIALLY  (6)  SHARED VOTING POWER
                   6,325,096 shares of Common Shares
OWNED BY
                   1,318,511 shares of Series A Convertible Preferred Shares,
EACH               convertible into 1,318,511 shares of Common Shares
              ______________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                                                -0-
              ______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                    6,325,096 shares of Common Shares

                    1,318,511 shares of Series A Convertible Preferred Shares, convertible into 1,318,511 shares of Common Shares
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             6,325,096 shares of Common Shares

             1,318,511 shares of Series A Convertible Preferred Shares, convertible into 1,318,511 shares of Common Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                            10.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                            IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G/A                   Page 13 of 23 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is World Color Press Inc. (F/K/A Quebecor Press Inc.) (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada H3A 3L4

Item 2(a).     Name of Person Filing:

     This statement is filed by:
         (i) Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Shares beneficially owned by it;
         (ii) Centerbridge Credit Partners General Partner, L.L.C., a Delaware limited liability company ("CCPGP"), as general partner of CCP, with respect to the Common Shares beneficially owned by CCP;
         (iii) Centerbridge Credit Partners Master, L.P., a Cayman Islands limited partnership ("CCPM"), with respect to the Common Shares beneficially owned by it;
         (iv) Centerbridge Credit Partners Offshore General Partner, L.L.C., a Delaware limited liability company ("CCPOGP"), as general partner of CCPM, with respect to the Common Shares beneficially owned by CCPM;
         (v) Centerbridge Capital Partners SBS, L.P. a Delaware limited partnership ("SBS"), with respect to the Common Shares beneficially owned by it;
         (vi) Centerbridge Capital Partners Debt Acquisition, L.P., a Delaware limited partnership ("CCPDA"), with respect to the Common Shares beneficially owned by it;
         (vii) Centerbridge Capital Partners Strategic Debt Acquisition, L.P., a Delaware limited partnership ("CCPSDA"), with respect to the Common Shares beneficially owned by it;
         (viii) Centerbridge Associates, L.P., a Delaware limited partnership ("CALP"), as general partner of SBS, CCPDA and CCPSDA, with respect to the Common Shares beneficially owned by SBS, CCPDA and CCPSDA;
         (ix) Centerbridge GP Investors, LLC, a Delaware limited liability company ("CGPI"), as general partner of CALP, with respect to the Common Shares beneficially owned by SBS, CCPDA and CCPSDA;
         (x) Mark T. Gallogly ("Mr. Gallogly"), as a managing member of CGPI, CCPOGP and CCPGP, with respect to the Common Shares beneficially owned by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA; and
         (xi) Jeffrey Aronson ("Mr. Aronson"), as a managing member of CGPI, CCPOGP and CCPGP, with respect to the Common Shares beneficially owned by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA.

     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

CUSIP No. 748203106                13G/A                   Page 14 of 23 Pages

Item 2(c).     Citizenship:

     CCP, SBS, CCPDA, CCPSDA, and CALP are limited partnerships organized under the laws of the State of Delaware. CCPM is a limited partnership organized under the laws of the Cayman Islands. CCPGP, CCPOGP, and CGPI are limited liability companies organized under the laws of the State of Delaware. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).     Title of Class of Securities:

     Common Shares (the "Common Shares")

Item 2(e).  CUSIP Number:

     748203106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

         This Schedule 13G reports beneficial ownership of shares of Common Shares beneficially owned by the Reporting Persons as of the date hereof, both directly and upon conversion of certain Class A Convertible Preferred Shares of the Company, including (i) securities distributed by the Company effective prior to December 31, 2009, and (ii) other securities purchased but not yet acquired in exchange for certain syndicate claims, which purchases have not yet settled, but excluding certain

CUSIP No. 748203106                13G/A                   Page 15 of 23 Pages

securities currently held in reserve which may be issued to the Reporting Persons upon the resolution of certain disputed claims under the Company's Plan of Reorganization.

         A. Centerbridge Credit Partners, L.P., and Centerbridge Credit Partners General Partner, L.L.C.
          (a) Amount beneficially owned as of February 16, 2010: 2,268,079 shares of Common Shares

               496,683 shares of Series A Convertible Preferred Shares (the "Preferred Shares"), convertible into 496,683 shares of Common Shares

          (b) Percent of class: 3.7% The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 73,285,000 shares of Common Shares issued and outstanding on July 23, 2009 as reflected in the Form 6K of the Company for the month of July 2009, filed on July 23, 2009 (including certain shares issuable upon the resolution of certain disputed claims under the Company's Plan or Reorganization) and (ii) 1,318,511 shares of Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of certain Class A Convertible Preferred Shares currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Shares assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:
                 2,268,079  shares of Common Shares

                 496,683 shares of Preferred Shares convertible into 496,683 shares of Common Shares

          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition:
                2,268,079  shares of Common Shares

                496,683 shares of Preferred Shares convertible into 496,683 shares of Common Shares

         CCP has the power to dispose of and the power to vote the shares of Common Shares beneficially owned by it (both Common Shares issued upon conversion of the shares of Preferred Shares, and currently owned directly by
CCP), which powers may also be exercised by its general partner, CCPGP.

         B. Centerbridge Credit Partners Master, L.P., and Centerbridge Credit Partners Offshore General Partner, L.L.C.
          (a)  Amount beneficially owned as of February 16, 2010:
               3,756,847 shares of Common Shares

               821,828 shares of Preferred Shares,
               convertible into 821,828 shares of Common Shares

CUSIP No. 748203106                13G/A                   Page 16 of 23 Pages

          (b)  Percent of class: 6.2%

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:
                 3,756,847 shares of Common Shares

                 821,828 shares of Preferred Shares convertible into 821,828 shares of Common Shares

           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition:
                 3,756,847 shares of Common Shares

                 821,828 shares of Preferred Shares convertible into 821,828 shares of Common Shares

         CCPM has the power to dispose of and the power to vote the shares of Common Shares beneficially owned by it (both shares of Common Shares issued upon conversion of the shares of Preferred Shares, and currently owned directly by
CCPM), which powers may also be exercised by its general partner, CCPOGP.

         C.   Centerbridge Capital Partners SBS, L.P.
          (a)  Amount beneficially owned as of February 16, 2010:

               521 shares of Common Shares

          (b)  Percent of class: less than .1%

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:

                 521 shares of Common Shares
           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition:

                 521 shares of shares of Common Shares

         SBS has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may also be exercised by its general partner, CALP.

         D.   Centerbridge Capital Partners Debt Acquisition, L.P.
          (a)  Amount beneficially owned as of September 8, 2009:

               289,374 shares of Common Shares

          (b)  Percent of class: 0.4%

          (c)(i)   Sole power to vote or direct the vote: -0-
             (ii)  Shared power to vote or direct the vote:

                   289,374 shares of Common Shares

             (iii) Sole power to dispose or direct the disposition: -0-
             (iv)  Shared power to dispose or direct the disposition:

CUSIP No. 748203106                13G/A                   Page 17 of 23 Pages

                  289,374 shares of Common Shares

                  CCPDA has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may also be exercised by its general partner, CALP.

         E.   Centerbridge Capital Partners Strategic Debt Acquisition, L.P.
          (a)  Amount beneficially owned as of February 16, 2010:

                  10,275 shares of Common Shares

          (b)  Percent of class: less than .1%

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:

                 10,275 shares of Common Shares

           (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)  Shared power to dispose or direct the disposition:

                  10,275 shares of Common Shares

         CCPSDA has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may also be exercised by its general partner, CALP.

         F.  Centerbridge GP Investors, L.L.C. and Centerbridge Associates, L.P.
          (a)  Amount beneficially owned as of February 16, 2010:

               300,170 shares of Common Shares

          (b)  Percent of class: 0.4%

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:

                 300,170 shares of Common Shares

           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition:

                 300,170 shares of Common Shares

         CALP, as the general partner of SBS, CCPDA, CCPSDA, and CGPI, as the general partner of CALP, share the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by SBS, CCPDA and CCPSDA. By reason of the provisions of Rule 13d-3 of the Act, CALP and CGPI may be deemed to beneficially own the shares of Common Shares beneficially owned by SBS, CCPDA and CCPSDA.

         G.   Mark T. Gallogly and Jeffrey Aronson
          (a)  Amount beneficially owned as of February 16, 2010:
               6,325,096 shares of Common Shares

               1,318,511 shares of Preferred Shares,
               convertible into 1,318,511 shares of Common Shares

CUSIP No. 748203106                13G/A                   Page 18 of 23 Pages


          (b)  Percent of class: 10.2%

          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:
                 6,325,096 shares of Common Shares

                 1,318,511 shares of Preferred Shares convertible into 1,318,511 shares of Common Shares

           (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition:
                 6,325,096 shares of Common Shares

                 1,318,511 shares of Preferred Shares convertible into 1,318,511 shares of Common Shares

         Messrs. Gallogly and Aronson, as managing members of CGPI, CCPGP, and CCPOGP, share power to vote the Common Shares beneficially owned, directly and/or upon the conversion of Preferred Shares, by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Preferred Shares or any shares of Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Shares (including shares issuable upon conversion of the Preferred shares) beneficially owned by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA. However, none of the foregoing should be construed in and of itself as an admission by Messrs Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Common Shares owned (either directly and/or upon conversion of any Preferred Shares) by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Common Shares owned (either directly and/or upon conversion of any Preferred Shares) by any of CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, CCPDA, CCPSDA or SSB.

         J. In addition to the above referenced securities, CCP, CCPM, SBS, CCPDA and CCPSDA hold warrants to purchase additional shares of Common Shares. However, the exercise of such warrants is subject to certain conditions, including conditions related to the price of the Common Shares, and such warrants are not currently exercisable.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         CCPOGP, the general partner of CCPM, has the power to direct the affairs of CCPM, including decisions respecting the disposition of the proceeds from the sale of any of the Preferred Shares or any shares of Common Shares. Messrs. Gallogly and Aronson are the Managing Members of CCPOGP and in that capacity direct CCPOGP's operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

CUSIP No. 748203106                13G/A                   Page 19 of 23 Pages

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 16, 2010

CUSIP No. 748203106                13G/A                   Page 20 of 23 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 16, 2010

                                  CENTERBRIDGE CREDIT PARTNERS, L.P.

                                  By:  Centerbridge Credit Partners
                                       General Partner, L.L.C.
                                       its general partner


                                       /s/ Jeffrey H. Aronson
                                       ------------------------------
                                       Name:  Jeffrey H. Aronson
                                       Title:  Authorized Signatory


                                   CENTERBRIDGE CREDIT PARTNERS
                                   GENERAL PARTNER, L.L.C.

                                   /s/ Jeffrey H. Aronson
                                   ------------------------------
                                   Name:  Jeffrey H. Aronson
                                   Title:  Authorized Signatory


                                   CENTERBRIDGE CREDIT PARTNERS
                                   MASTER, L.P.

                                   By:  Centerbridge Credit Partners
                                        Offshore General Partner, L.L.C,
                                        its general partner


                                       /s/ Jeffrey H. Aronson
                                       ------------------------------
                                       Name:  Jeffrey H. Aronson
                                       Title:  Authorized Signatory

                                  CENTERBRIDGE CREDIT PARTNERS
                                  OFFSHORE GENERAL PARTNER, L.L.C


                                       /s/ Jeffrey H. Aronson
                                       ------------------------------
                                       Name:  Jeffrey H. Aronson
                                       Title:  Authorized Signatory

CUSIP No. 748203106                13G/A                   Page 21 of 23 Pages


CENTERBRIDGE CAPITAL PARTNERS           CENTERBRIDGE ASSOCIATES, L.P.
SBS, L.P.

By:  Centerbridge Associates, L.P.,       By:  Centerbridge GP Investors LLC,
     its general partner                     its general partner
By: Centerbridge GP Investors, LLC,
    its general partner

/s/ Jeffrey H. Aronson                  /s/ Jeffrey H. Aronson
------------------------------          ------------------------------
Name:  Jeffrey H. Aronson               Name:  Jeffrey H. Aronson
Title:  Authorized Signatory            Title:  Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS           CENTERBRIDGE GP INVESTORS, LLC
DEBT ACQUISITION, LP

By:  Centerbridge Associates, L.P.,       /s/ Jeffrey H. Aronson
     its general partner                ------------------------------
By: Centerbridge GP Investors, LLC,     Name:  Jeffrey H. Aronson
    its general partner                 Title:  Authorized Signatory

/s/ Jeffrey H. Aronson
------------------------------
Name:  Jeffrey H. Aronson               MARK T. GALLOGLY
Title:  Authorized Signatory
                                        /s/ Mark T. Gallogly
CENTERBRIDGE CAPITAL PARTNERS           ------------------------------
STRATEGIC DEBT ACQUISITION, L.P.


By: Centerbridge Associates, L.P.,
    its general partner                 JEFFREY H. ARONSON
By: Centerbridge GP Investors, LLC,
    its general partner                 /s/ Jeffrey H. Aronson
                                        ------------------------------

/s/ Jeffrey H. Aronson
------------------------------
Name:  Jeffrey H. Aronson
Title:  Authorized Signatory

CUSIP No. 748203106                13G/A                   Page 22 of 23 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Shares of World Color Press Inc. (f/k/a Quebecor World Inc.), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 16, 2010


CENTERBRIDGE CREDIT PARTNERS, L.P.         CENTERBRIDGE CREDIT PARTNERS GENERAL
                                           PARTNER, L.L.C.
By: Centerbridge Credit Partners
General Partner, L.L.C.,
its general partner                             /s/ Jeffrey H. Aronson
                                                ------------------------------
By: /s/ Jeffrey H. Aronson                      Name:  Jeffrey H. Aronson
    ------------------------------              Title:  Authorized Signatory
    Name:  Jeffrey H. Aronson
    Title:  Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.  CENTERBRIDGE CREDIT PARTNERS OFFSHORE
                                           GENERAL PARTNER, L.L.C.

By: Centerbridge Credit Partners
Offshore General Partner, L.L.C., its
general partner                                 /s/ Jeffrey H. Aronson
                                                ------------------------------
By: /s/ Jeffrey H. Aronson                      Name:  Jeffrey H. Aronson
    ------------------------------              Title:  Authorized Signatory
    Name:  Jeffrey H. Aronson
    Title:  Authorized Signatory


CENTERBRIDGE CAPITAL PARTNERS
STRATEGIC DEBT ACQUISITION, L.P.

By: Centerbridge Associates, L.P., its
general partner

By: Centerbridge GP Investors, LLC, its
general partner

By: /s/ Jeffrey H. Aronson
    ------------------------------
    Name:  Jeffrey H. Aronson
    Title:  Authorized Signatory

CUSIP No. 748203106                13G/A                   Page 23 of 23 Pages


CENTERBRIDGE CAPITAL PARTNER DEBT         CENTERBRIDGE CAPITAL PARTNERS SBS,
ACQUISITION, L.P.                         L.P.
By: Centerbridge Associates, L.P., its    By: Centerbridge Associates, L.P., its
general partner                            general partner
By: Centerbridge GP Investors, LLC,       By: Centerbridge GP Investors, LLC,
its general partner                       its general partner

By: /s/ Jeffrey H. Aronson                By: /s/ Jeffrey H. Aronson
    ------------------------------            ------------------------------
    Name:  Jeffrey H. Aronson                 Name:  Jeffrey H. Aronson
    Title:  Authorized Signatory              Title:  Authorized Signatory


CENTERBRIDGE ASSOCIATES, L.P.              CENTERBRIDGE GP INVESTORS, LLC

By: Centerbridge GP Investors, LLC,
its general partner
                                               /s/ Jeffrey H. Aronson
By: /s/ Jeffrey H. Aronson                     ------------------------------
    ------------------------------             Name:  Jeffrey H. Aronson
    Name:  Jeffrey H. Aronson                  Title:  Authorized Signatory
    Title:  Authorized Signatory


MARK T. GALLOGLY                           JEFFREY H. ARONSON

/s/ Mark T. Gallogly                       /s/ Jeffrey H. Aronson
------------------------------             ------------------------------
Mark T. Gallogly                           Jeffrey H. Aronson